4imprint Group plc

30 March 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
30.03.04	LSE Notification – Aberforth Smaller Companies Trust plc

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

p.p. T. D. Hallam

llw 4/5

Craig Slater
Finance Director

Dealings by Substantial Shareholders

London STOCK EXCHANGE

AVS No 780339

Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
4imprint Group plc	Aberforth Smaller Companies Trust plc
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. In respect of 2 above	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary 38 6/13p	30/3/04	30/3/04

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
1,027,000	3.58%

14. Any additional information	15. Name of contact and telephone number for queries
New notifiable holding	TIM HALLAM 0161 272 4027

16. Name and signature of authorised company official responsible for making this notification

P.P. T.D Hallam

DAVID SEEKINGS (Company Secretary)

Date of notification 30/3/04

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP Telephone 071-797 3850.

ABERFORTH
SMALLER COMPANIES TRUST PLC

14 Melville Street
Edinburgh EH3 7NS

Telephone 0131-220 0733
Facsimile 0131-220 0735

By Fax & Post (Fax No: 0161 272 4001)

30 March 2004

The Company Secretary,
4imprint Group plc
Park 17
Moss Lane
Whitefield
Manchester
M45 8FJ

Dear Sir,

DISCLOSURE OF INTEREST IN ORDINARY SHARES OF 38 6/13p

We hereby give notice for the purposes of Part VI of the Companies Act 1985 that today we have become aware that Aberforth Smaller Companies Trust plc has a notifiable interest in **1,027,000** Ordinary Shares of 38 4/13p each which, based on the information available to us, represents **3.58%** of the issued share capital of the above company.

The shares to which this notification relates are, or will be, registered as follows:

Registered Holder	Number of Shares
Clydesdale Bank (Head Office) Nominees Limited A/C ABERFIT1	**1,027,000**

Yours faithfully,

David Holland

For Aberforth Partners, Secretaries

DRH